UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Jasmine’s Garden

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

471163 10 5

(CUSIP Number)

Joshua B. Grode, Esq.
Liner, Yankelevitz, Sunshine & Regenstreif LLP
1100 Glendon Avenue, 14th Floor, Los Angeles, California 90024  (310) 500-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471163 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yi Bo Sun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,700,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.35%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiong Xin Gan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 15%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruan Ju Xiang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fan Xi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,400,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 11.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xu Zhu Zhuan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,750,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 7.81%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xu Zu Hong

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.37%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fan Zao Jie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,250,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 2.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wang Fu Xiang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,900,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 3.96%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Jasmine’s Garden, a Nevada corporation (the "Issuer").  The name and address of the principal executive offices of the Issuer are Jasmine’s Garden, 4705 West Addisyn Court, Visalia, California 93291.

Item 2.	Identity and Background

(a)           This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Yi Bo Sun, an individual and citizen of the People’s Republic of China, by virtue of his status as the Chief Executive Officer and director of the Issuer to direct the vote of 5,700,000 shares of Common Stock owned by Cheering Limited, an investment company, and by virtue of his status as the holder of certain irrevocable proxies to direct the vote of 30,000,000 shares beneficially owned by the Investors (as defined below); and

Each of the following individuals (collectively, the “Investors”) who are citizens of the People’s Republic of China and beneficial owners of the number of shares of Common Stock set forth next to their names:

Name	Common Stock
Xiong Xin Gan	7,200,000
Ruan Ju Xiang	6,000,000
Fan Xi	5,400,000
Xu Zhu Zhuan	3,750,000
Xu Zu Hong	4,500,000
Fan Zao Jie	1,250,000
Wang Fu Xiang	1,900,000

Yi Bo Sun and the Investors are collectively referred to as the “Reporting Persons.”

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) The address of Yi Bo Sun is 2/F, 29th Building North No. 6, South Science Road, Shenzhen Science Park, Shenzhen Road, Shenzhen, China 518057. The address of each of the other Reporting Persons is:
2/F North Wondial Building , Keji South 6 Road, Shenzhen High-Tech Industrial Park, Shennan Avenue Shenzhen, People’s Republic of China

(c)           Each of the Reporting Persons is an individual. With the exception of Yi Bo Sun, no Reporting Person is employed by or otherwise provides services to the Issuer.  Yi Bo Sun is the Chief Executive Officer and director of the Issuer and the Chief Executive Officer and Chairman of the Board of Cheering Limited.  Cheering Limited beneficially owns 5,700,000 shares of the Issuer’s Common Stock.

(d)–(e)  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration

On March 17, 2004, the Issuer completed a private offering of 30,000,000 shares of its restricted Common Stock at a per share purchase price of $0.05 to the Investors, resulting in gross proceeds of $1,500,000 in cash.  Pursuant to the sale, the Investors acquired an aggregate of 30,000,000 shares of Common Stock in the proportions described in Item 2 above.  The Investors as a group became the beneficial owners of approximately 62.48% of the Issuer’s issued and outstanding shares of Common Stock.   The consideration for the sale was derived from each Investor’s personal funds.  On March 17, 2004, the average of the bid and ask price of the Issuer’s Common Stock was $2.15 per share.  The Issuer believes that the issuance of securities was made solely to non U.S. Persons in transactions exempt from registration pursuant to Regulation S of the Securities Act of 1933, as amended.

The private placement resulted in a change of control in the Issuer.  As a condition of and in connection with such private placement, each of the Investors executed an irrevocable proxy granting Yi Bo Sun, the Chief Executive Officer and director of the Issuer, the right to vote all shares of the Common Stock purchased by the investors in this transaction.  The irrevocable proxies expire May 1, 2004.

Yi Bo Sun is also the Chairman and Chief Executive Officer of Cheering Limited, an investment holding company that, as of December 2, 2003, beneficially owned 5,700,000 shares (approximately 11.87%) of the issued and outstanding Common Stock of the Issuer.  Prior to the expiration of the irrevocable proxies, Yi Bo Sun will have the power to vote or direct the voting of 35,700,000 shares (approximately 74.35%) of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

The purpose of the transaction was to raise capital to implement the business plan of the Issuer and to ensure that voting control was vested in Yi Bo Sun.  As a result of the transaction, the Reporting Person acquired approximately 15% of the Issuer's issued and outstanding Common Stock.

The Issuer has disclosed to the Reporting Person that it is holding itself available for one or more extraordinary corporate transactions such as a merger, acquisition or reorganization.  The Reporting Person intends to cooperate with the Issuer in facilitating such corporate transactions.  Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future engage in actions as he deems appropriate to facilitate such extraordinary corporate transactions including, without limitation, (i) voting to approve certain amendments to the Articles of Incorporation and bylaws of the Issuer; (ii) purchasing shares of the outstanding Common Stock in the open market or otherwise, or (iii) making an offer to purchase shares of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise.  The Reporting Person may also sell some or all of his shares of Common Stock through registered public offerings, or in market or privately negotiated transactions, and may change his intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth above, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as he may deem necessary or appropriate in the future.
The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 35,700,000 shares of Common Stock.

(b)           Yi Bo Sun, in his capacity as the Chief Executive Officer and Chairman of the Board of Cheering Limited, has the power to vote or direct the vote and dispose or direct the disposition of 5,700,000 shares of Common Stock beneficially owned by Cheering Limited.  Yi Bo Sun has the sole power to direct the vote of an additional 30,000,000 shares of Common Stock owned by the Investors pursuant to an irrevocable proxy executed by each of the Investors in favor of Yi Bo Sun.  The irrevocable proxy expires May 1, 2004.  After the expiration of the irrevocable proxy, each of the Investors will have the sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock directly owned by them.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Form of Irrevocable Proxy dated March 17, 2004.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2004

YI BO SUN, AN INDIVIDUAL	XIONG XIN GAN, AN INDIVIDUAL
/s/ Yi Bo Sun	/s/ Xiong Xin Gan
Yi Bo Sun	Xiong Xin Gan

RUAN JU XIANG, AN INDIVIDUAL	FAN XI, AN INDIVIDUAL
/s/ Ruan Ju Xiang	/s/ Fan Xi
Ruan Ju Xiang	Fan Xi

XU ZHU ZHUAN, AN INDIVIDUAL	XU ZU HONG, AN INDIVIDUAL
/s/ Xu Zhu Zhuan	/s/ Xu Zu Hong
Xu Zhu Zhuan	Xu Zu Hong

FAN ZAO JIE, AN INDIVIDUAL	WANG FU XIANG, AN INDIVIDUAL
/s/ Fan Zao Jie	/s/ Wang Fu Xiang
Fan Zao Jie	Wang Fu Xiang